Contacts:
Norman Booth or Hilary Halliwell
973.966.1100
nbooth@keatingco.com
hhalliwell@keatingco.com

FOR IMMEDIATE RELEASE

MICROMEM TECHNOLOGIES HIGHLIGHTS NEW MEMORY TECHNOLOGY
AT NANOBUSINESS CONFERENCE 2005

TORONTO, CAN, May 24, 2005 — Micromem Technologies Inc. (OTC-BB:MMTIF) a Toronto-based developer of magnetic random access memory (MRAM), provided a corporate overview and introduction to their technology during the 4th Annual NanoBusiness Conference, held May 23 — 25 at the New York Marriot Financial Center.

Dr.     Cynthia Kuper, Chief Technology Officer, appeared on a plenary panel on Tuesday, May 24, to discuss “Nano Firsts,” and how MRAM differs from competing memory technologies. Dr. Kuper explained why MRAM is particularly well suited to the growing RFID market, and highlighted the company’s current business strategy and major technology milestones in the development of MRAM technology for the RFID market.

In addition to Dr. Kuper’s presentation, Steven Van Fleet, Senior RFID Consultant for Micromem participated in a plenary panel discussion on nanotechnology systems integration on Tuesday, May 24. Mr. Van Fleet discussed technical challenges and industry standards affecting nano systems integration.

Semiconductor memories have shown a four-fold density increase every three years since the early 1970‘s. At the same time, prices have dropped dramatically. But, it is becoming increasingly clear that conventional memory technology faces daunting problems. Demanding applications in the mobility market require increasing speed and power, and fragmented markets due to product innovations, like Apple’s i-Pod, mean high volume manufacturing demand for many different memory products. As demand is growing, products are shrinking and reaching the limits of conventional CMOS memory. These problems demand new memory technologies and MRAM is poised to become the solution with near-term commercial viability.

Listing: NASD OTC-Bulletin Board – Symbol: “MMTIF”
Shares issued: 60,898,021 (as of May 20, 2005)
SEC File No: 0-26005

About Micromem Technologies Inc.

Since 2000, Micromem (OTC-BB:MMTIF) has been devoted to the development of MRAM technology. Once fully developed, this technology will be suitable for various applications including Radio Frequency Identification (RFID) tags, which will be Micromem’s first market objective. All MRAM development work is undertaken pursuant to research collaboration agreements among Micromem, the University of Toronto, Dr. Harry Ruda and the Ontario Centers of Excellence (OCE), Inc., a not-for-profit corporation supported through the Ontario Ministry of Economic Development and Trade’s (MEDT) OCE program.

About the NanoBusiness Alliance

The NanoBusiness Alliance’s mission is to create a collective voice for the advancing nanotechnology industry and develop a range of initiatives to support the nanotechnology business community. Among the NanoBusiness Alliance’s goals are the development of research and education programs, public policy and lobbying initiatives, public awareness campaigns, and industry support networks. The NanoBusiness Alliance is located in New York, NY and soon will be opening an additional office in Washington, DC. For additional information, please visit http://www.nanobusiness.org. The 4th Annual NanoBusiness Conference was held at the New York Marriott Financial Center, May 22 – 25, 2005.

Forward-Looking Statements

Statements in this news release that are not historical facts, including statements about plans and expectations regarding products and opportunities, demand and acceptance of new or existing products, capital resources and future financial results are forward-looking. Forward-looking statements involve risks and uncertainties, which may cause Micromem’s actual results in future periods to differ materially from those expressed or suggested herein. These uncertainties and risks include, without limitation, the inherent uncertainty of research, product development and commercialization, the impact of competitive products and patents, our ability to fund our current and future business strategies and respond to the effect of economic and business conditions generally as well as other risks and uncertainties detailed from time to time in Micromen’s filings with the Securities & Exchange Commission. For more information, please refer to Micromem’s Annual Report on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. Micromem is under no obligation (and expressly disclaims any obligation) to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

No securities regulatory authority has approved or disapproved of this news release.

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